UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            _______________________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 2)
                            _______________________

                            NUEVO ENERGY COMPANY
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                  0067050910
                                (CUSIP Number)
                            _______________________

                                T. MICHAEL LONG
                         BROWN BROTHERS HARRIMAN & CO.
                                59 WALL STREET
                             NEW YORK, N.Y. 10005
                           TEL. NO.:  (212) 493-8401
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)
                            _______________________

                              SEPTEMBER 11, 1996
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
statement because of Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with the statement [   ].  (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                          Page 1 of 18 Pages

                             SCHEDULE 13D
CUSIP NO. 0067050910                                Page    2   of   18   Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             The 1818 Fund, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[   ]
                                                                       (b)[ X ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

             N/A
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        [   ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
                 7    SOLE VOTING POWER
NUMBER OF
SHARES                       0
BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY EACH         Approximately 928,607 shares, including
REPORTING             Preferred Stock convertible into approximately
PERSON                913,442 shares
WITH
                 9    SOLE DISPOSITIVE POWER

                             0
                 10   SHARED DISPOSITIVE POWER
                      Approximately 928,607 shares, including
                      Preferred Stock convertible into approximately 913,442 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Approximately 928,607 shares, including Preferred Stock convertible into approximately 913,442 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Less than 5%
14   TYPE OF REPORTING PERSON

             PN

                             SCHEDULE 13D
CUSIP NO. 0067050910                                Page    3   of   18   Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Brown Brothers Harriman & Co.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[   ]
                                                                       (b)[ X ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

             N/A
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        [   ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

             New York
                 7    SOLE VOTING POWER
NUMBER OF
SHARES                       0
BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY EACH         Approximately 928,607 shares, including
REPORTING             Preferred Stock convertible into approximately
PERSON                913,442 shares
WITH
                 9    SOLE DISPOSITIVE POWER

                             0
                 10   SHARED DISPOSITIVE POWER
                      Approximately 928,607 shares, including
                      Preferred Stock convertible into approximately 913,442 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Approximately 928,607 shares, including Preferred Stock convertible into approximately 913,442 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Less than 5%
14   TYPE OF REPORTING PERSON

             PN

                             SCHEDULE 13D
CUSIP NO. 0067050910                                Page    4   of   18   Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             T. Michael Long

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[   ]
                                                                       (b)[ X ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

             N/A
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        [   ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
                 7    SOLE VOTING POWER
NUMBER OF
SHARES                       0
BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY EACH         Approximately 928,607 shares, including
REPORTING             Preferred Stock convertible into approximately
PERSON                913,442 shares
WITH
                 9    SOLE DISPOSITIVE POWER

                             0
                 10   SHARED DISPOSITIVE POWER
                      Approximately 928,607 shares, including
                      Preferred Stock convertible into approximately 913,442 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Approximately 928,607 shares, including Preferred Stock convertible into approximately 913,442 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Less than 5%
14   TYPE OF REPORTING PERSON

             IN

                             SCHEDULE 13D
CUSIP NO. 0067050910                                Page    5   of   18   Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Lawrence C. Tucker

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[   ]
                                                                       (b)[ X ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

             N/A
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        [   ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
                 7    SOLE VOTING POWER
NUMBER OF
SHARES                       0
BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY EACH         Approximately 928,607 shares, including
REPORTING             Preferred Stock convertible into approximately
PERSON                913,442 shares
WITH
                 9    SOLE DISPOSITIVE POWER

                             0
                 10   SHARED DISPOSITIVE POWER
                      Approximately 928,607 shares, including
                      Preferred Stock convertible into approximately 913,442 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Approximately 928,607 shares, including Preferred Stock convertible into approximately 913,442 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Less than 5%
14   TYPE OF REPORTING PERSON

             IN

                                                    Page 6 of 18 Pages

                  AMENDMENT NO. 2 TO SCHEDULE 13D


Item 1.SECURITY AND ISSUER.

           This Amendment No. 2 amends and restates in its entirety the

Schedule 13D dated May 28, 1992, as amended by Amendment No. 1 ("Amendment No.

1") dated September 22, 1995 (together, the "Original Statement") (the Original

Statement, as amended and restated hereby, shall be known as the "Statement"),

with respect to the common stock, par value $.01 per share (the "Common

Stock"), of Nuevo Energy Company, a Delaware corporation (the "Company"), whose principal executive office is located at 1331 Lamar, Suite 1650, Houston, TX

77010.  Prior to the aggregate sales of the underlying Common Stock from

August 19, 1996 through September 11, 1996 as disclosed in Item 5 of this

Statement, the persons identified in Item 2 were deemed to be the beneficial owners of 1,163,607 shares of Common Stock by virtue of their beneficial ownership of (i) 45 shares of Common Stock and (ii) 12,619 shares of the

Company's 7% Cumulative Convertible Preferred Stock, par value $1.00 per share,

Series A ("Preferred Stock, Series A") and (iii) 2,500 shares of the Company's

7% Cumulative Convertible Stock, par value $1.00 per share, Series B

("Preferred Stock, Series B", together with Preferred Stock, Series A, the

"Preferred Stock"), entitling the holders thereof to convert such Preferred

Stock into 1,163,562 shares of Common Stock (subject to adjustment). Pursuant to the Certificate of Designation (the "Certificate of Designation") relating to the Preferred Stock (a copy of which was attached to the Original Statement as Exhibit 2), the right of the holders of the Preferred Stock, Series B to convert any such shares into the Common Stock is subject to the approval of the holders of the Common Stock.


Item 2.IDENTITY AND BACKGROUND.

           (a), (b), (c) and (f).  This Statement on Schedule 13D is being filed by The 1818 Fund, L.P., a Delaware limited partnership (the "Fund"),

Brown Brothers Harriman & Co., a New York limited partnership and general partner of the Fund ("BBH & Co."), T. Michael Long

                                                    Page 7 of 18 Pages


("Long") and Lawrence C. Tucker ("Tucker") (the Fund, BBH & Co., Long and

Tucker are referred to collectively herein as the "Reporting Persons").

           The Fund was formed to provide a vehicle for institutional and substantial corporate investors to acquire significant equity interests in medium-sized publicly owned United States corporations that could benefit from the presence of a large, management supportive shareholder with a relatively long-term investment goal.  BBH & Co. is a private bank.  Pursuant to a resolution adopted by the partners of BBH & Co., BBH & Co. has designated and appointed Long and Tucker, or either of them, the sole and exclusive partners of BBH & Co. having voting power (including the power to vote or to direct the voting) and investment power (including the power to dispose or to direct the disposition) with respect to the shares of Preferred Stock and the shares of

Common Stock into which the Preferred Stock was convertible.

           The address of the principal business and principal offices of the

Fund and BBH & Co. is 59 Wall Street, New York, New York 10005.

           The business address of each of Long and Tucker is 59 Wall Street,

New York, New York 10005.  The present principal occupation or employment of each of Long and Tucker is as a general partner of BBH & Co.  Long and Tucker are citizens of the United States of America.

           The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of each general partner of BBH & Co. is set forth on Schedule I hereto and is incorporated herein by reference.

           (d) and (e).  During the last five years, neither any Reporting

Person nor, to the best knowledge of each Reporting Person, any person identified on Schedule I hereto, which is incorporated herein by reference, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or

                                                    Page 8 of 18 Pages

mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Pursuant to the Stock Purchase Agreement (a copy of which was attached to the Original Statement as Exhibit 1), dated as of May 28, 1992, by and between the Company and the Fund (the "Stock Purchase Agreement"), the

Company issued, and the Fund acquired from the Company, 25,000 shares of

Preferred Stock, for an aggregate purchase price of $25,000,000 (the "Purchase

Price"), upon the terms and subject to the conditions set forth in the Stock

Purchase Agreement.

           The funds used by the Fund to pay the Purchase Price were obtained by the Fund from capital contributions made by its partners pursuant to pre-

existing capital commitments.

           The Certificate of Designation provided that the Preferred Stock may

(in the case of Preferred Stock, Series B, after obtaining the approval referred to in Item 1 of this Statement) be converted into a number of shares of Common Stock equal to the product of the number of shares of Preferred Stock being converted, multiplied by the quotient of (i) $1,000 divided by (ii) the

"Conversion Price" (as defined below).  The initial Conversion Price of $13.00 was subject to anti-dilution adjustments described in the Certificate of

Designation.  The Certificate of  Designation also provided that during the period from the seventh to the tenth anniversary of the date of issuance of the shares of Preferred Stock, at the holders' option, all of such shares May be exchanged for shares of Common Stock, having a value approximately equal to the liquidation preference of the Preferred Stock plus all accrued and unpaid dividends thereon, except that any shares of Common Stock to be exchanged will in no event be valued at less than $10 per share, subject to anti-dilution adjustments described in the Certificate of Designation.

                                                    Page 9 of 18 Pages

Item 4.PURPOSE OF TRANSACTION.

           The Fund has acquired the Preferred Stock for investment purposes.

The Stock Purchase Agreement, the Certificate of Designation and the

Registration Rights Agreement, dated as of May 28, 1992, between the Company and the Fund (the "Registration Rights Agreement") (a copy of the Registration

Rights Agreement was attached to the Original Statement as Exhibit 3),

contained, among other things, certain provisions that relate to (i) possible disposition of securities of the Company, (ii) possible changes in the present

Board of Directors of the Company, including any plans or proposals to change the number of directors or to fill any existing vacancies on the Board.

           The Reporting Persons May from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions, subject to availability of Common Stock at prices deemed favorable, the Company's business or financial condition and to other factors and conditions the Reporting Persons deem appropriate.  Alternatively, the

Reporting Persons May sell all or a portion of their shares of Common Stock in the open market or in privately negotiated transactions subject to the terms of the Stock Purchase Agreement and to the factors and conditions referred to above.

           Upon the aggregate sales of the underlying Common Stock by the Fund as disclosed in Item 5 of this Statement, it ceased to own five percent (5%) of the shares of Common Stock outstanding.

           Other than as described in the Stock Purchase Agreement, the

Certificate of Designation or the Registration Rights Agreement, no Reporting

Person has any present plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the

Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill

                                                    Page 10 of 18 Pages
any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material changes in the Company's business or corporate structure; (g) changes in the

Company's charter, bylaws or instruments corresponding thereto or other actions that May impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities

Exchange Act of 1934; or (j) any action similar to any of those enumerated above.


Item 5.INTEREST IN SECURITIES OF THE ISSUER.

           (a) through (c).  As set forth above, on May 28, 1992, the Company issued to the Fund and the Fund acquired from the Company 25,000 shares of

Preferred Stock.

           Giving effect to the conversion of the Preferred Stock, the Fund beneficially owned on such date approximately 1,923,077 shares of Common Stock,

representing approximately 18.1% of the then outstanding shares of Common Stock

(assuming the obtaining of the approval referred to in Item 1 of this Statement and the conversion of the Preferred Stock and based on the number of shares of

Common Stock outstanding as of May 28, 1992 as represented by the Company).

           On September 21, 1995, the Fund converted 9,881 shares of Preferred

Stock, Series A into 760,444 shares of Common Stock.  On September 22, 1995,

the Fund sold 760,399 of such shares of Common Stock to the underwriter in connection with the closing of a registered underwritten public offering of such shares (Registration No. 33-96342) and retained the remaining 45 shares of

Common Stock.  Such conversion was effected at a Conversion Price of $12.993724 per share, which represents a reduction from the initial Conversion Price of

$13.00 set forth in Item 3.  The reduction in the Conversion Price resulted from certain antidilution adjustments that are required by the Certificate of

Designation.

                                                    Page 11 of 18 Pages

           As of September 22, 1995, the Fund held 15,119 shares of Preferred

Stock and 45 shares of Common Stock.  Giving effect to the conversion of such shares of Preferred Stock at the adjusted Conversion Price, the Fund beneficially owned on such date 1,163,607 shares of Common Stock, representing approximately 9.0% of the outstanding shares of Common Stock (assuming the conversion of the Preferred Stock and based on the number of shares of Common

Stock outstanding as of September 12, 1995 as represented by the Company).

           By virtue of BBH & Co.'s relationship with the Fund, BBH & Co. may be deemed to have beneficially owned, as of September 22, 1995, 1,163,607 shares of Common Stock (consisting of 1,163,562 shares of Common Stock issuable upon the conversion of the Preferred Stock and 45 shares of Common Stock),

which represented approximately 9.0% of the outstanding shares of Common Stock

(assuming conversion of the Preferred Stock and based on the number of shares of Common Stock outstanding as of September 12, 1995 as represented by the

Company).  By virtue of the resolution adopted by BBH & Co. designating Long and Tucker, or either of them, as the sole and exclusive partners of BBH & Co.

having voting power (including the power to vote or to direct the voting) and investment power (including the power to dispose or to direct the disposition)

with respect to the Common Stock, Preferred Stock and the shares of Common

Stock issuable upon conversion of the Preferred Stock, each of Long and Tucker may be deemed to have beneficially owned as of September 22, 1995, 1,163,607 shares of Common Stock (consisting of 1,163,562 shares of Common Stock issuable upon the conversion of the Preferred Stock and 45 shares of Common Stock),

which represented approximately 9.0% of the outstanding shares of Common Stock as of September 22, 1995 (based on the number of shares of Common Stock outstanding as of September 12, 1995 as represented by the Company).

           As of the date immediately preceding August 19, 1996, giving effect to the conversion of all Preferred Stock, the Fund beneficially owned 1,163,607 shares of Common Stock, representing approximately 6.0% of the Common Stock

(based on the number of shares of Common Stock outstanding as of August 8,

1996, as reported in the Company's most recent Form 10-Q).

                                                    Page 12 of 18 Pages

           During the period from August 19, 1996 to September 11, 1996, the

Fund sold 235,000 shares of the underlying Common Stock according to the following schedule of sales:

    Settlement              Shares            Gross
       Date                  Sold             Price

     08/19/96               15,000           35.5000
     08/20/96               50,000           36.1000
     08/22/96               50,000           36.1000
     08/23/96               20,000           36.8125
     08/26/96               10,000           37.2500
     08/27/96               15,000           38.0000
     09/04/96               10,000           37.5000
     09/06/96               20,000           38.5000
     09/09/96                5,000           38.6250
     09/10/96               15,000           39.2920
     09/11/96               25,000           40.7000


           As of September 11, 1996, based upon the number of shares

outstanding as of August 8, 1996, as reported in the Company's most recent Form

10-Q, none of BBH & Co., Long nor Tucker beneficially owns in excess of five percent of the Common Stock.

           Except as set forth above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified on Schedule I,

beneficially owned any shares of Common Stock or had effected any transaction in shares of Common Stock during the preceding 60 days.

           (d).  To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned thereby.

           (e).  Not applicable.


Item 6.Contracts, Arrangements, Understandings or
           Relationships with Respect to Securities of the Issuer.

           The Company has entered into the Registration Rights Agreement with the Fund, on the terms and conditions set forth therein, giving the Fund, among other things, the right, on the terms and conditions set forth therein, to require the Company to register for sale to the public

                                                    Page 12 of 18 Pages

the shares of Preferred Stock and the Common Stock acquired by the Fund upon conversion or exchange of the Preferred Stock.

           Pursuant to the Stock Purchase Agreement, the Company has agreed to hold a special meeting of the holders of the Common Stock to obtain the approval referred to in Item 1 of this Statement by September 25, 1992, and has agreed to use its reasonable best efforts to obtain such approval.  Pursuant to the Stock Purchase Agreement, the Fund has agreed that, if by such date it is able to vote its shares of Preferred Stock, it will vote such shares in the same proportion as the votes cast by the stockholders of the Company in respect of such matter.  Pursuant to the Stock Purchase Agreement, if such approval is not obtained by such date, the Company has agreed to repurchase, upon election made by the Fund no later than December 24, 1992, all shares of Preferred

Stock, Series B, at a price equal to its liquidation preference, together with accrued and unpaid dividends to the date of such repurchase.  Such approval was obtained at a special meeting of the holders of the Common Stock.

           Except as described elsewhere in this Statement and as set forth in the Stock Purchase Agreement, the Certificate of Designation and the

Registration Rights Agreement, (copies of which were attached to the Original

Statement as Exhibits 1, 2 and 3, respectively and incorporated herein by reference), to the best knowledge of the Reporting Persons, there exist no contracts, arrangements, understandings or relationships (legal or otherwise)

among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                                    Page 14 of 18 Pages

Item 7.MATERIAL TO BE FILED AS EXHIBITS.

           */1.  Stock Purchase Agreement, dated as of May 28, 1992, by and between the Company and the Fund.

           */2. Certificate of Designation relating to the Preferred Stock,

as filed with the Secretary of State of the State of Delaware on May 28, 1992.

           */3.  Registration Rights Agreement, dated as of May 28, 1992,

between the Company and the Fund.




- -------------------------------
*1/     Filed with the Original Statement.

                                                    Page 15 of 18 Pages

SIGNATURES

          After  reasonable  inquiry  and  to  the  best  of its or  his knowledge  and  belief,  each  of  the  undersigned  certifies that  the information set forth in this statement is true, complete and correct.


Dated: September 16, 1996


                         THE 1818 FUND, L.P.

                         By:  Brown Brothers Harriman & Co.,
                              General Partner


                         By: /S/  LAWRENCE C. TUCKER
                             -------------------------------
                             Name: Lawrence C. Tucker
                             Title:  Partner


                         BROWN BROTHERS HARRIMAN & CO.


                             Name: T. Michael Long
                             Title:  Partner



                              /S/  T. MICHAEL LONG
                             -------------------------------
                                   T. Michael Long



                              /S/  LAWRENCE C. TUCKER
                             -------------------------------
                                   Lawrence C. Tucker

                                                    Page 16 of 18 Pages

                         SCHEDULE I

     Set forth below are the names and positions of all  of  the general partners  of BBH & Co.  The principal occupation or employment  of  each person listed  below is private banker, and, unless otherwise indicated,

the business address  of  each  person  is 59 Wall Street, New York, New

York 10005.  Unless otherwise indicated,  each  person listed below is a citizen of the United States of America.



                                   Business Address
                                   (if other than as
NAME                               INDICATED ABOVE)

Peter B. Bartlett

Brian A. Berris

Walter H. Brown

Douglas A. Donahue, Jr.            40 Water Street
                                   Boston, Massachusetts 02109
Anthony T. Enders

Alexander T. Ercklentz

Terrence M. Farley

Elbridge T. Gerry, Jr.

Kyosuko Kashimoto                  8-14 Nihonbashi 30-Chome Chuo-ku
(citizen of Japan)                 Tokyo 103, Japan

Noah T. Herndon

Landon Hilliard

Radford W. Klotz, Jr.

Michael Kraynak, Jr.

T. Michael Long

Hampton S. Lynch, Jr.

                                                    Page 17 of 18 Pages

                                   Business Address
                                   (if other than as
NAME                               INDICATED ABOVE)

Michael W. McConnell

William H. Moore III

Donald B. Murphy

John A. Nielsen

Eugene C. Rainis

A. Heaton Robertson                40 Water Street
                                   Boston, Massachusetts  02109
Jeffrey A. Schoenfeld

Stokley P. Towles                  40 Water Street
                                   Boston, Massachusetts 02109
Lawrence C. Tucker

Maarten van Hengel

Douglas C. Walker                  1531 Walnut Street
                                   Philadelphia, Pennsylvania  19102

Laurence F. Whittemore

Richard H. Witmer, Jr.